EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 17, 2025

Eldorado Gold Purchases Additional Shares in Amex Exploration

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO)  (“Eldorado” or the “Company”) Eldorado Gold Corporation (“Eldorado”) advises that effective December 17, 2025, it has acquired ownership of 14,868,200 common shares (“Shares”) of Amex Exploration Inc. (“Amex”) at a price per Share of C$4.00, for total consideration of C$59,472,800, pursuant to a private agreement with a third party (the “Share Acquisition”).

Prior to the Share Acquisition, Eldorado beneficially owned and controlled 23,758,130 common shares of the Company and 207,000 common share purchase warrants, each warrant entitling the holder to acquire one Share (the "Warrants"), representing approximately 16.77% of the outstanding common shares on a non-diluted basis and approximately 16.89% on a partially diluted basis assuming full exercise of the Warrants. Following the Share Acquisition, Eldorado beneficially owns and controls 38,626,330 Shares and 207,000 Warrants representing approximately 27.27% of the outstanding common shares on a non-diluted basis and approximately 27.37% on a partially diluted basis assuming full exercise of the Warrants.

Eldorado’s acquisition of additional Shares is for investment purposes, in response to an unsolicited opportunity to increase its investment in Amex. Eldorado has no current plans or intentions that relate to, or would result in, the matters listed in clauses (a) to (k) of Item 5 of Form 62-103F1 Required Disclosure Under the Early Warning Requirements. Eldorado may, subject to applicable law and depending on market and other conditions and the availability of other investment and business opportunities, increase or decrease its beneficial ownership of Amex's securities, whether in the open market, by privately negotiated agreements or otherwise, or may develop such plans or intentions in the future.

In connection with the Share Acquisition, Eldorado relied on the “private agreement exemption” set forth in Section 4.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”) on the basis that: (i) Eldorado purchased the Shares from less than five persons in the aggregate; (ii) the offer to purchase was not made generally to all holders of Shares; and (iii) the value of the consideration paid for the Shares by Eldorado was not greater than 115% of the market price of the Shares at the date of the private agreement, as determined in accordance with NI 62-104.

This disclosure is provided pursuant to NI 62-104, which also requires an early warning report to be filed containing additional information with respect to the foregoing matters. A copy of the early warning report will be available on SEDAR+ under Amex's issuer profile at www.sedarplus.ca and may be obtained upon request from Eldorado by contacting Eldorado at: 1188 - 550 Burrard Street, Bentall 5, Vancouver, British Columbia, V6C 2B5 Attention: Lynette Gould, VP, Investor Relations, Communications & External Affairs; Telephone number: 647 271 2827 or 1 888 353 8166.

The head office of Amex is located at 410 St-Nicolas, Suite 236, Montréal, Québec, H2Y 2P5. The head office of Eldorado is located at 1188 – 550 Burrard Street, Bentall 5, Vancouver, British Columbia V6C 2B5.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

investor@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com